Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2007

Mr. Howard H. Pien
President and Chief Executive Officer
Medarex, Inc.
707 State Road
Princeton, NJ 08540

  Re: Medarex, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 0-19312

Dear Mr. Pien:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 9: Collaboration Agreements, page F-23

1. Your Bristol-Myers Squibb and Pfizer agreements filed as exhibits to Forms 8-K appear to obligate you to participate on various committees. It also appears that there is no separate cash flow stream associated with your participation on these committees. Please explain to us your obligations to participate on each committee by providing at least the following information:

- The purpose of the committee;
- The composition of members of the committee;
- Which party has decision making power;
- The frequency and length of time the committee exists;

In addition, please explain to us how your obligation to participate on these committees impacted your accounting for your single unit of accounting under EITF 00-21 for each agreement as disclosed on page F-24. Although you indicate in your May 10, 2006 response to our comment letter dated April 11, 2006 that you believe your agreement with MedImmune to be immaterial, please explain to us whether you considered any committee obligations under this agreement consistently with your Bristol-Myers Squibb and Pfizer agreements. Please revise your revenue recognition policy disclosure and the disclosure in this note to address your committee participation obligations.

2.   We acknowledge your May 10, 2006 response to our April 11, 2006 comment letter. Please explain to us why you apparently did not include the proposed revised disclosure associated with your Pfizer agreement in this Form 10-K when you apparently provide disclosure reasonably consistent with your proposed Bristol-Myers Squibb disclosure. Otherwise, please tell us specifically where you incorporate your Pfizer disclosure in your filing. Please ensure the revised disclosure requested in the previous comment reflects your previously proposed Pfizer disclosure.

Exhibits 31: Certifications

3.   Please revise your certifications to present them exactly as specified in Item 601(b)(31) of Regulation S-K. In this regard, please remove the title of your certifying officers and the name of the registrant from your introductory phrase.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief
        Accountant